SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

BIOENVISION, INC.

(Name of Subject Company)

BIOENVISION, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(including the associated preferred stock purchase rights)

Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

David P. Luci
345 Park Avenue, 41st Floor
New York, New York 10154
(212) 750-6700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.

James R. Kasinger, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on June 7, 2007 and amended by Amendment No. 1 on June 12, 2007, Amendment No. 2 on June 15, 2007, Amendment No. 3 on June 18, 2007 and Amendment No. 4 on June 25, 2007 (the “Schedule 14D-9”) by Bioenvision, Inc., a Delaware corporation (the “Company”).  The Schedule 14D-9 and this Amendment No. 5 relate to the tender offer (the “Offer”) by Wichita Bio Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), as disclosed in a Tender Offer Statement on Schedule TO, dated June 4, 2007 (the “Schedule TO”), filed by the Purchaser and Genzyme, to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of the Company, at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).  The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 29, 2007 (the “Merger Agreement”), among Genzyme, Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly-owned subsidiary of Genzyme (the “Merger”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings given in the Schedule 14D-9.  All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 5, except that such information is hereby amended to the extent specifically provided herein.

Item 8.    Additional Information.

Item 8 of Schedule 14D-9 is hereby amended by adding the following to the end of such section:

(i)                Certain Legal Proceedings.

On June 22, 2007, the Company was served with a purported class action lawsuit filed on June 7, 2007 by a purported shareholder of the Company in the Supreme Court of the State of New York, New York County, docketed as Bert Vladimir v. Bioenvision, Inc. et al., Index No. 650163-2007 (the “Action”).  The Action purports to be brought individually and on behalf of all holders of Common Shares against the Company and each of its directors.  The Action alleges that the director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer.  Based on these allegations, the Action seeks, among other relief, injunctive relief preliminarily and permanently enjoining the Company and its directors from consummating the Merger, rescinding, to the extent already implemented, the Merger or any of the terms thereof, declaring that the defendants have committed a breach of their fiduciary duties to the purported shareholder and other members of the class, and awarding plaintiff the costs and disbursements of this Action including a reasonable allowance for plaintiff’s attorneys and experts’ fees.  The purported shareholder also filed an expedited discovery proceedings motion, seeking to proceed with discovery on an expedited basis, and a memorandum of law in support of expedited discovery proceedings.  The Company and the Company’s Board of Directors believe the allegations in the Action are without merit.

A copy of the complaint, a corrected notice of motion for expedited proceedings and the memorandum of law in support of expedited discovery proceedings in this Action are attached hereto as Exhibits (e)(20), (e)(21) and (e)(22) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibits (e)(20), (e)(21) and (e)(22).

On June 20, 2007, the Court of Chancery in the State of Delaware, New Castle County (the “Court”) entered an order that consolidated all Delaware actions filed to date.  On June 26, 2007, in connection with the purported consolidated class action Brian Trombley et al. v. Bioenvision, Inc. et al., Consolidated Civ. A. 3008-VCP plaintiffs voluntarily withdrew their motion for a preliminary injunction and removed the hearing thereon scheduled for June 28, 2007 from the calendar of the Court.  Plaintiffs’ claims remain pending before the Court.

Item 9.                    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

(e)(20)	Complaint filed by Bert Vladimir, individually and on behalf of all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Supreme Court of the State of New York, New York County.

(e)(21)	Corrected Notice of Motion for Expedited Proceedings in Vladimir v. Bioenvision, Inc., Index No. 650163-2007, filed in the Supreme Court of the State of New York, New York County, dated June 25, 2007.

(e)(22)

Memorandum of Law in Support of Plaintiff’s Order for Expedited Discovery Proceedings in Vladimir v. Bioenvision, Inc., Index No. 650163-2007, filed in the Supreme Court of the State of New York, New York County, dated June 18, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2007	BIOENVISION, INC.

	By:	/s/ David P. Luci
David P. Luci
Executive Vice President,
General Counsel and Corporate Secretary